

January 18, 2013

<u>Via E-mail</u>
William S. Burns
Chief Financial Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re:** **ConnectOne Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 11, 2013**
> **File No. 333-185979**

Dear Mr. Burns:

We have reviewed your response letter and amendments filed January 8, 2013 and January 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the headings to the financial statements to identify them as those of the registrant (i.e., ConnectOne Bancorp, Inc. (f/n/a North Jersey Community Bancorp)). Alternatively, revise the index to the financial statements to disclose why the financial statements are not those of ConnectOne Bancorp, Inc.

2. Regarding the restatement of diluted EPS for the nine months ended September 30, 2012, please revise the financial statements and throughout the document to mark the columnar information for that period as restated. We do not believe that parenthetically marking the diluted EPS line item as restated is sufficient.

Risk Factors, page 14

3. Revise to add a brief discussion in this section that describes the restatement and the weakness in your internal controls described on page 12.

Security Ownership of Certain Beneficial Owners and Management, page 64

4. Please update the disclosure in this section to be current as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.     <u>Via E-mail</u>
        Robert Schwartz
        Windels Marx Lane & Mittendorf, LLP